Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in the

CBRE 401(k) Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-116398, 333-119362, 333-161744 and 333-181235) on Form S-8 of CBRE Group, Inc., of our report dated June 26, 2013, with respect to the statements of net assets available for benefits of the CBRE 401(k) Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, Part IV, line 4a — schedule of delinquent participant contributions and of Schedule H, Part IV, line 4i — schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the CBRE 401(k) Plan.

/s/ KPMG LLP

Dallas, Texas
June 26, 2013